EXHIBIT 99.1

BrainsWay Reports Fourth Quarter and Full-Year 2023 Financial Results and Operational Highlights

Generated Record Revenues with Robust 50% Year-over-Year Revenue Growth in Q4 2023;
Generated Positive Quarterly Net Income

Providing Full-Year 2024 Revenue Guidance of $37-$40 Million with Continued Profitability Momentum and Cash Generation

Conference Call to be Held Today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, March 06, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a world leader in advanced and non-invasive treatment for brain disorders, today reported fourth quarter and full-year 2023 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended December 31, 2023, revenues were $9.0 million, a 50% increase as compared to the fourth quarter of 2022, and a 9% increase over the third quarter of 2023.
  Gross margin for the fourth quarter of 2023 was 75%, an increase from 71% in the fourth quarter of 2022, and an increase from 74% in the third quarter of 2023.
  Operating income for the fourth quarter of 2023 was $0.2 million, compared to a loss of $4.3 million for the same period in 2022, and a loss of $0.1 million in the third quarter of 2023.
  Net income for the fourth quarter of 2023 was $0.1 million, compared to a net loss of $3.9 million for the fourth quarter of 2022, and a loss of $0.2 million for the third quarter of 2023.
  Adjusted EBITDA1 for the fourth quarter of 2023 was approximately $0.8 million, compared to a loss of $3.6 million for the fourth quarter of 2022, and positive Adjusted EBITDA1 of $0.3 million in the third quarter of 2023.
  Cash, cash equivalents, and short-term deposits as of December 31, 2023, amounted to $46.3 million, an increase of $2.0 million from September 30, 2023.
  The Company shipped a net total of 60 Deep TMS™ new systems during the fourth quarter of 2023, bringing BrainsWay’s total Deep TMS installed base to 1,101 total systems as of December 31, 2023, a 25% increase from the total installed base at the same point in the prior year.
  During the fourth quarter of 2023, the Company shipped 64 obsessive-compulsive disorder (OCD) coils as add-on helmets to certain of BrainsWay’s new and existing systems, representing OCD treatment capability on more than 50% of its total installed base.
  Increased collaboration with a growing mental health treatment provider based in the Western region of the U.S.; provider now has an installed base of seven Deep TMS systems.
  Expanded availability of Deep TMS in South Korea, with most recent delivery increasing installed base to 20 in this country.
  Continued to experience improved reimbursement trends.
    Private insurer in Louisiana covering 1.9 million lives recently went from four failed medication trials to two.
  Achieved significant progress in advancing the science of Deep TMS in various potential future applications.
    Published paper in Human Neuroscience highlighting the results from multiple trials on Deep TMS as a potentially novel therapeutic approach for Parkinson's Disease.
    Published paper in the Journal of Clinical Medicine highlighting Deep TMS for the potential treatment of late-life depression, including positive clinical data from a post-marketing study.
    Initiated clinical evaluation of BrainsWay’s exclusive, patented “Rotational Field” TMS, or Deep TMS 360°, stimulation technology in two new feasibility trials.
      One study will test the safety and efficacy of this technology in the field of rehabilitation following stroke, a devastating neurological condition.
      The second study will evaluate Deep TMS 360° in OCD utilizing an accelerated protocol.

“Our annual 2023 revenues of $31.8 million represented an increase of 17% over full-year 2022, reflecting the strong and growing demand for our innovative Deep TMS technology,” said Hadar Levy, BrainsWay’s Chief Executive Officer. “In the fourth quarter we generated positive net income, and for the second consecutive quarter, recorded positive Adjusted EBITDA1 and positive cash flow from operations.”

“Based on our strong performance in 2023, and our belief that this trend will continue, we anticipate that our profitability momentum and positive cash generation will continue throughout this year. We expect that annual revenues in 2024 will be in the range of $37 to $40 million, representing growth of between 16% and 26% over 2023,” continued Mr. Levy. “Our robust sales pipeline, continued traction with large networks, international momentum and launch of several new studies aiming to further expand our total addressable market all continue to position BrainsWay as the leading innovative force in the TMS industry,” concluded Mr. Levy.

Conference Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, March 6, 2024, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, March 6, 2024, at 8:30 AM Eastern Time:

United States:	877-407-3982
International:	201-493-6780
Israel:	1-809-406-247
Conference ID:	13744156
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1654238&tp_key=7821acbb0b

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

_______________________

1 See Adjusted EBITDA details and reconciliation table in the appendix below.

Non-IFRS Financial Measures
In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating income and net income, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net income adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company's net income (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net income (loss) and our IFRS financial results.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that the FDA will clear additional indications or expand existing indications, or that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
844-386-7001 ext. 5
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$10,520	$47,581
Short-term deposits	35,465	-
Restricted cash	271	271
Trade receivables, net	3,780	4,844
Inventory	3,717	3,837
Other current assets	1,712	1,556
	55,465	58,089
Non-Current Assets
System components	1,273	1,220
Leased systems, net	3,700	3,118
Other property and equipment	817	1,008
Other long-term assets	1,717	1,042
	7,507	6,388
	$62,972	$64,477

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$758	$1,116
Deferred revenues	2,504	1,477
Liability in respect of research and development grants	1,008	1,057
Other accounts payable	5,491	4,491
	9,761	8,141
Non-Current Liabilities
Deferred revenues and other liabilities	5,553	4,923
Liability in respect of research and development grants	6,077	6,016
	11,630	10,939

Equity
Share capital	367	364
Share premium	140,344	138,146
Share-based payment reserve	4,360	6,180
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(101,302)	(97,105)
	41,581	45,397

	$62,972	$64,477

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)
Revenues	$9,029	$6,033	$31,785	$27,177
Cost of revenues	2,290	1,729	8,308	7,129
Gross profit	6,739	4,304	23,477	20,048

Research and development expenses, net	1,434	2,151	6,665	7,678
Selling and marketing expenses	3,959	4,750	16,456	18,199
General and administrative expenses	1,162	1,726	5,315	6,854
Total operating expenses	6,555	8,627	28,436	32,731

Operating profit (loss)	184	(4,323)	(4,959)	(12,683)

Finance income (expense), net	(221)	401	1,013	(351)
Loss before income taxes	(37)	(3,922)	(3,946)	(13,034)
Taxes on income	(164)	(55)	251	315
Net income (loss) and total comprehensive income (loss)	$127	$(3,867)	(4,197)	(13,349)

Basic and diluted net income (loss) per share	$0.00	$(0.12)	$(0.13)	$(0.40)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)
Cash flows from operating activities:
Total comprehensive income (loss)	$127	$(3,867)	$(4,197)	$(13,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	83	101	362	558
Depreciation of leased systems	256	241	975	976
Impairments and disposals	509	400	1,447	816
Finance expenses, net	221	(401)	(1,013)	351
Cost of share based payment	234	353	381	1,474
Income taxes	(164)	(55)	251	315
Total adjustments to reconcile loss	1,139	639	2,403	4,490
Changes in asset and liability items:
Decrease (increase) in trade receivables	(315)	821	1,089	1,456
Increase in inventory	(500)	(643)	(506)	(3,595)
Decrease (increase) in other accounts receivable	(69)	255	(312)	(403)
Increase (decrease) in trade payables	312	(169)	(327)	-
Increase in other accounts payable	645	731	289	298
Increase (decrease) in deferred revenues and other liabilities	1,164	(313)	1,402	790
Total changes in asset and liability	1,237	682	1,635	(1,454)
Cash paid and received during the period for:
Interest paid	(150)	(12)	(253)	(46)
Interest received	121	422	1,707	1,042
Income taxes paid	-	(107)	(11)	(443)
Total cash paid and received during the period	(29)	303	1,443	553
Net cash provided by (used in) operating activities:	2,474	(2,243)	1,284	(9,760)

Cash flows from investing activities:
Proceeds from (purchase of) property and equipment and system components, net	(442)	428	(2,387)	1,936
Withdrawal of (investment in) short-term deposits, net	(35,000)	-	(35,000)	40,254
Investment in long-term deposits, net	(14)	(1)	(22)	(21)
Net cash provided by (used in) investing activities	(35,456)	427	(37,409)	42,169

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(442)	-	(787)	(977)
Receipt of government grants	-	-	32	15
Repayment of lease liability	(85)	(73)	(271)	(533)
Issuance of share capital, net	-	-	-	(52)
Net cash used in financing activities	(527)	(73)	(1,026)	(1,547)
Exchange rate differences on cash and cash equivalents	136	118	90	(202)

Increase (decrease) in cash and cash equivalents	(33,373)	(1,771)	(37,061)	30,660
Cash and cash equivalents at the beginning of the period	44,164	49,623	47,852	17,192
Cash and cash equivalents at the end of the period	$10,791	$47,852	$10,791	$47,852

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	101	61	308	301
Termination of lease liability and right-of-use	29	-	99	-

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)
Net income (loss) and total comprehensive income (loss)	$127	$(3,867)	$(4,197)	$(13,349)

Finance (income) expense, net	221	(401)	(1,013)	351
Income taxes	(164)	(55)	251	315
Depreciation and amortization	83	101	362	558
Depreciation of leased systems	256	241	975	976
Cost of share based payment	234	353	381	1,474
Restructuring and litigation Cost	-	-	852	-
Adjusted EBITDA	$757	$(3,628)	$(2,389)	$(9,675)